Exhibit 99.1

NIO Inc.

(Company Registration Number: 294239)

(A company controlled through a multiple voting share structure and incorporated in the Cayman Islands with limited liability on 28 November 2014)

GRANT OF EXTENSION FOR THE APPOINTMENT OF A SINGAPORE-RESIDENT INDEPENDENT DIRECTOR

NIO Inc. (the “Company”) refers to the eligibility-to-list letter dated 5 May 2022 (the "ETL Letter") (as supplemented by a letter dated 11 May 2022) that was issued by the Singapore Exchange Securities Trading Limited (the "SGX-ST") and the introductory document dated 13 May 2022 in connection with the secondary listing of the Company’s Class A ordinary shares by way of introduction on the Official List of the Main Board of the SGX-ST (the “Listing”).

Pursuant to paragraph 3(b)(i) of the ETL Letter, the Company is required to appoint one independent director (who complies with Rule 210(5)(d) of the Listing Manual of the SGX-ST) resident in Singapore (the “Singapore Resident ID”) within one year of the Listing.

The Company wishes to announce that the SGX-ST has, on 26 April 2023, granted the Company an extension of time from 20 May 2023 to 19 November 2023 to appoint the Singapore Resident ID (the “Extension”), subject to the following:

(a)	the submission of a written undertaking from the Company to the SGX-ST to continue to appoint WongPartnership LLP as its compliance advisory firm until the appointment of the Singapore Resident ID;
(b)	the submission of a written confirmation from the Company to the SGX-ST that the Extension does not contravene any laws and regulations governing the Company and its constituent documents; and
(c)	the Company making a SGXNET announcement of the Extension granted, stating the reasons for seeking the Extension and the conditions in accordance with Rule 107 of the Listing Manual of the SGX-ST.

The Company had sought the Extension as the process of searching for a high-quality candidate as its Singapore Resident ID has taken longer than expected. The Company and the Nominating and Environmental, Social and Governance committee of its board of directors (the “Board”) are still searching for suitable candidates to strengthen the capability and diversity of the Board.

In view of the above, the Company is of the view that the Extension would allow it additional time to appoint a suitable Singapore Resident ID who would be able to augment the expertise of the Board.

BY ORDER OF THE BOARD

Bin Li

Founder, Chairman and Chief Executive Officer

28 April 2023

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, and the ET5, a mid-size smart electric sedan.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES7, ES6, EC7, EC6, ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the U.S. Securities and Exchange Commission and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this announcement is as of the date of this announcement, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com